Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON PLANS SIGNIFICANT WINTER DRILLING PROGRAMS IN
THE ATHABASCA BASIN, INCLUDING ADVANCED EXPLORATION AT
WHEELER RIVER
Toronto, ON — January 20, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce significant winter drill programs at a number of its Athabasca Basin projects, including the commencement of the first part of the multi-faceted 2011 exploration program at Wheeler River.
Wheeler River
Denison’s 60% owned Wheeler River project is host to the Phoenix deposit, for which initial NI 43-101 resource estimates were announced late in 2010. Drilling at Wheeler has tested only 1.3 kilometres of a known 18 kilometres of favourable stratigraphy, and Denison believes that this stratigraphy has strong potential to host other high-grade zones. The Wheeler River Joint Venture has approved a $10 million budget for 2011, making this the largest exploration program to be carried out to date in the 35-year exploration history of the Wheeler property.
The first step in the program will involve testing of several high-priority targets along strike from the high-grade Phoenix deposit. The winter portion of the program is focussed on diamond drilling and has commenced with two drills, expanding to three drills as the season progresses. It is anticipated that 15,000 metres, or 34 holes, will be completed this winter, which will be followed up by an anticipated 20,000 metre summer program. The project team has identified a number of high quality drill targets to test in 2011.
In addition to the drilling activity, the 2011 Wheeler River program will also entail activities identified as a result of the Concept Study (the “Study”) completed by Golder Associates Ltd. (“Golder”) for the Joint Venture in the fourth quarter 2010. The path forward will require advancing environmental programs, engineering studies and geotechnical and hydrogeological investigations.
The Study was completed for the Joint Venture for its internal use to help prepare a development strategy for the project. The Study conceptually proposed that a mine which could produce between 6.0 and 8.0 million lbs U3O8 per year would have an initial estimated capital cost of Cdn$690 million and an estimated operating cash cost of approximately US$31.00 per lb, assuming toll milling. Based on an integrated environmental and engineering approach, the Study project schedule indicates potential first production by early 2019, assuming a positive production decision is made by the end of 2013.
Moore Lake
Denison’s 75% owned Moore Lake project is host to the Maverick deposit, which was extensively tested by the former manager. During the past several years, Denison has completed a number of geophysical (resistivity) surveys over the favourable targets, in addition to relogging a number of critical holes. The Moore Lake Joint Venture has approved an eight hole, 3,000 metre program which will test a combination of strong resistivity targets and strongly altered stratigraphy along strike from the Maverick deposit. Preparatory work is underway and drilling will commence shortly.
Hatchet Lake
Denison’s 50% owned Hatchet Lake project is located only 40 kilometres north of the McClean Lake Mill, in an area of strongly altered basement rocks. The Hatchet Lake Joint Venture has authorized a 14 hole, 2,300 metre drill program designed to test targets developed over several years in an area where the unconformity is relatively close to surface. Work is expected to commence shortly.

McClean Lake
AREVA, the operator of the 22.5% McClean Lake Joint Venture, is expected to commence a 4,500 metre, 19 hole program at McClean Lake this season. This is the largest drill program at McClean in recent history, and is being undertaken now in support of near term mining operations. Targets near known mineralization at Sue D, McClean South, and McClean North will be tested during the winter program. The targets are designed to locate both incremental resources and new mineralization on a property that has already produced almost 50 million pounds U3O8 and still has significant untested potential.
Joint Venture Participants
Denison is the operator and holds a 60% interest in the Wheeler River Property; Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. The participants in the Moore Lake Joint Venture are Denison (75% and operator) and JNR Resources Inc.(25%). The participants in the Hatchet Lake Joint Venture are Denison (50% and operator) and Virginia Energy Resources Inc.(50%). The participants in the McClean Lake Joint Venture are AREVA Resources Canada Inc (70% and operator), Denison (22.5%) and OURD (Canada) Co., Ltd. (7.5%).
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.